# Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

Mr. Jeff Kauten
Attorney & Advisor
United States Securities & Exchange Commission

Mr. Mark Shuman
Branch Chief - Legal
United States Securities & Exchange Commission

Dear Mr. Kauten & Mr. Kauten;

Enclosed you will find the an amended Regulation A Registration for a Regulation A Offering for **StepOne Personal Health, Inc.**, in response to the comment letter received from you on January 7th, 2015.

*Item #1:*

Per Comment, Alternative Securities Markets Group Corporation has been added as an underwriter for this filing.

It is important for the Commission to understand the organization and licensing structure of Alternative Securities Markets Group:

Parent Company:
Alternative Securities Markets Group Corporation
Completing Registration as a "Registered Investment Advisory Firm" in multiple-states
A copy of the ADV2 filing is available at http:www.ASMGCorp.com

Broker-Dealer:
Alternative Securities Market, LLC
Wholly owned subsidiary of Alternative Markets Group Corporation
Copy of California Broker-Dealer filing available in Exhibits

Stock Exchange:
Alternative Securities Market, Inc.
Wholly owned subsidiary of Alternative Securities Markets Group Corporation
SEC Form 1 filed with the SEC Division of Markets Regulation on 1/26/2015
A Copy of the Alternative Securities Market available in Exhibits
Note: Alternative Securities Market has requested an Exchange Operating Exemption under the Trade Volume Exemption.

*Item #2:*

230.251 Scope of exemption for (d)(1)(ii)

Offering Conditions – (1) Offers. Except as allowed by 230.254, no offer of securities shall be made unless a Form 1-A offering statement has been filed with the Commission.

> (ii) After the Form 1-A offering statement has been filed:
> (a) Oral offers may be made;
> (b) Written offers under 230.55 may be made;
> (c) Printed advertisements may be published or radio or television broadcasts made, if they state from whom a preliminary offering circular or final offering circular may be obtained, and contain no more than the following information:

# Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

a. The name of the issuer of the security
b. The title of the security, the amount being offered and the per unit offering price to the public
c. The General type of the Issuer's business; and
d. A Brief statement as to the general character and location of its property.

Since the snapshot of the Company's page on the Alternative Securities Market is LOCKED and not able to be viewed by any member of the public, and no public information is available.

*Item #3:*

See entire response to Item 1 above.

*Item #4:*

The below reference has been added to Part I, Item 5:

(*) Upon qualification of this Registration Statement, the Company will issue 2,000 (TWO THOUSAND) shares of its Common Stock to the following providers of service to the Company under Section 4(a)(2) of the Securities Act of 1933, as amended. Mr. Steven J. Muehler is the sole shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation. The Common Stock Shares being issued to Alternative Securities Markets Group Corporation have a sales price of $3.00 per share, for a final sales price of $15,000.

A Copy of the Agreement is included in the Exhibits.

*Item #5:*

See revisions on pages 7, 8, 9 & 10 of the Amended registration statement

*Item #6:*

Other Present or Proposed Offerings have been removed in the amended Registration Statement

*Item #7:*

***Minimum Amount of Capital to be Raised***

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Escrow Account at First Republic Bank to the Company's general operating account. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be promptly returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

A copy of the Escrow Agreement with First Republic Bank is attached in the Exhibits. (Brandman to get)

# Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

*Item #8:*

See revisions on pages 7, 8, 9 & 10 of the Amended registration statement

*Item #9:*

Headers have been changed in the Risk Factors to better reflect the subject matter described in each.

*Item #10:*

**Long Term Nature of Investment**
An Investment in the Company's 9% Convertible Preferred Stock may be long term and illiquid. As discussed above, the offer and sale of the 9% Convertible Preferred Stock will not be registered under the Securities Act or any foreign or state securities law by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing 9% Convertible Preferred Stock for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of 9% Convertible Preferred Stock Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

*Item#11:*

The below statement has been revised and included in Part II, Item 4:

> A maximum of 21,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 21,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

> A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be Promptly Refunded without interest or deduction.

> The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Management, without compensation, and through a California Registered Broker-Dealer, Alternative Securities Market, LLC, which has entered into a Participating Broker-Dealer Agreement with the Company. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

*Item #12:*

Please refer to Item #1, I believe that response is what the Commission is looking for. If greater detail is required, please respond accordingly.

# Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

*Item #13:*

Please refer to Item #1, I believe that response is what the Commission is looking for. If greater detail is required, please respond accordingly.

*Item #14:*

Part II, Item 5 has been revised to:

## ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

|  | Offering Price | Estimated Cost of Offering & Selling Commissions (1) | Proceeds to Company |
|---|---|---|---|
| Per Security | ——— |  |  |
| If 10% of the Offering is Sold (2,100 Shares) | $100 Per Share = $210,000 | $21,000 | $189,000 |
| If 25% of the Offering is Sold (5,250 Shares) | $100 Per Share = $525,000 | $52,500 | $472,500 |
| If 50% of the Offering is Sold (10,500 Shares) | $100 Per Share = $1,050,000 | $105,000 | $945,000 |
| If 75% of the Offering is Sold (15,750 Shares) | $100 Per Share = $1,575,000 | $157,500 | $1,417,500 |
| If 100% of the Offering is Sold (21,000 Shares) | $100 Per Share = $2,100,000 | $210,000 | $1,890,000 |

Footnotes:
 Includes estimated memorandum preparation, filing, printing, legal, accounting, Broker-Dealer and other fees and expenses related to the Offering.

*Item #15:*

See the Exhibits for all details of fees paid at Alternative Securities Market, LLC and Alternative Securities Markets Group Corporation.

*Item #16:*

Per comment, The Company was originally formed as "BioHub, LLC" in May of 2010 in the State of Delaware. The Company converted to a Delaware Stock Corporation and changed its name to "StepOne Personal Health, Inc" in November of 2014. These dates have been revised throughout the Amended Registration Statement.

# Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

*Item #17:*

Per Comment, the total current users is 42,000. This number is reflected in our revised business plan.


*Item #18:*

Per Comment, StepOne Personal Health delivers a multitude of personalized and customizable health and diagnostic services that meet the demands of today's consumer. Brutalizing StepOne Health's suite of services, consumers are connected to health diagnostic services (labs and specialized tests), a variety if health related nutrition and durable products along with online and live encounters with board-certified health professionals providing guidance and educational assistance. A very simple and common user experience would be an online consumer choosing one of StepOne Health's predefined health experiences which include customized lab panels, diagnostic feedback and a live encounter in person or over the phone with a health expert. The customer also gets the advantage of a personal, private and portable health record where he, or she can track and trend lab results for a lifetime. (Added to the last part of the business plan section of the Amended Registration Statement)


*Item #19:*

Per Comment, StepOne Health has entered into 2 strategic agreements that provide exclusivity of services. StepOne Health maintains an exclusive relationship to provide medical and clinical oversight to MyMedLab and its deliverable collateral in the form of lab and diagnostic testing services. StepOne Health has entered into this agreement for an initial period of 5-years with an auto-renewable 5-year option. StepOne Health has also entered into an agreement with Assurant Insurance Services to provide back-end facilitation of their lab and diagnostic services to their retail and wholesale clients, including clinical oversight and direction. This agreement to provide these services is for an initial period of 5-years with an auto-renewable 5-year option. Exhibits and their details are proprietary and are disseminated on a case-by-case basis and not considered for public consumption. (Added to the last part of the business plan section of the Amended Registration Statement)


*Item #20:*

Amended Reporting Requirements can be found in Part II, Item 6, Section L

> The Securities and Exchange Commission, nor any other Federal or Securities Enforcement Entities, requires the Company to required to furnish you with quarterly un-audited financial reports and an annual audited financial report. As part of an agreement with the Alternative Securities Market, that Company has agreed to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at
> _____. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at
> _____, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is                    .


*Item #21:*

Per Comment, Ages have been added to Part II, Item #8, of the Amended Registration Statement.

# Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com

*Item #22:*

Per Comment, the remaining 12.5% of the shares are authorized and not issued. They are held by the corporation to be distributed for performance or to new hires at the discretion of management and the Company's Board of Directors.

*Item #23 & #24:*

Per Comment, see the attached financial statements.

*Item #25:*

Per Comment, No expenses incurred and founders worked for no salary or accrual.

*Item #26:*

Per Comment, the Company responded "Reviewed. They reconcile".

*Item #27:*

Per Comment, the Company responded "Cash basis, certified by CEO, no footnoting necessary".

*Item #28-31:*

Per Comment, see the Exhibits.

Thank you,

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
4050 Glencoe Avenue
Marina Del Rey, California 90292
Direct: (213) 407-4386
Email:
Web: